UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

BIO MATRIX SCIENTIFIC GROUP, INC.

(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

CUSIP# 09065C106

(CUSIP NUMBER)

BMXP Holdings Shareholders Business Trust
1010 University Avenue, # 40
San Diego, CA 92103

David R. Koos, Trustee
619.227.9192 phone
619.330.2328 fax

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS)

May 23, 2007

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

BMXP Holdings Shareholders Business Trust FEIN: 56-2291458

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Nevada

Number of shares beneficially owned by the reporting person with:
(7)	Sole Voting Power	11,462,570

(8)	Shared Voting Power	0

(9)	Sole Dispositive Power	11,462,570

(10)	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned the Reporting Person 11,462,570

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 59%

14.	Type of Reporting Person (See Instructions) OO

(1) Percentage calculated on the basis of 19,295,042 shares of common stock issued and outstanding on April 5, 2007, as set forth in Bio Matrix Scientific Group, Inc.'s Form 10-QSB for the period ending March 31, 2007.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Bio Matrix Scientific group, Inc., a Delaware corporation (the "ISSUER"). The address of the ISSUER’s principal executive offices is 8885 Rehco Road, San Diego California, 92121.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by BMXP Holdings Shareholders Business Trust (the "TRUST"), with respect to 11,462,570 shares of Common Stock beneficially owned by it;

(b)	The address of the Reporting Person is: 1010 University Avenue #40 San Diego, California 92103

(c)
The TRUST is organized to hold the common shares of the ISSUER held by it and all property hereafter acquired, and all income and profits (collectively the "Trust Property"), in trust, and to manage, administer, collect and dispose of the TRUST Property for the benefit of persons who possess a beneficial interest in  the TRUST (the "Beneficiaries); those Beneficiaries being the shareholders of record of BMXP Holdings, Inc. (“BMXPH”), a Delaware corporation, as of  May 23,2007. The percentage of beneficial interest of each Beneficiary is equal to that Beneficiary’s percentage of ownership of the issued and outstanding shares of BMXPH (the grantor of the common shares of the ISSUER) as of May 23, 2007. The purpose of the TRUST is to:

(a)
distribute 11,212,223 common shares of the ISSUER on a pro rata basis as to each Beneficiary’s percentage of beneficial interest (“Distribution”) (with any fractional shares to be distributed to be rounded up to the next whole share) as soon as practicable to the Beneficiaries in accordance with applicable Federal and State securities law and

(b)	use its best efforts to register the common shares of the ISSUER constituting the TRUST Corpus under the Securities Act of 1933, as amended.

David Koos is the sole trustee of the TRUST. David Koos and Brian Pockett will receive 2,751,017 and 1,719,385 of our common shares respectively upon Distribution. David Koos is the Chairman of the Board of Directors, President, CEO, Secretary, and Acting CFO of the ISSUER. Brian Pockett is the Vice President, COO and Director of the ISSUER.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The TRUST is a Business Trust organized under the laws of the State of Nevada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The common shares of the ISSUER held by the TRUST were transferred to the TRUST in order that 11,212,223 common shares may be distributed to the BENEFICIARIES. The TRUST considers its obligation to effect the Distribution to constitute the sole and aggregate consideration rendered by the TRUST for the Common Shares of the ISSUER held by the TRUST

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person was granted the shares of common stock of the ISSUER in order that it may effect the Distribution.

There are currently no plans or proposals which the Reporting Person may have which relate to or would result in:

a.	The acquisition by any person of additional securities of the ISSUER, or the dispo275sition of securities of the ISSUER;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the ISSUER or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the ISSUER or any of its subsidiaries;

d.	Any change in the present board of directors or management of the ISSUER, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the ISSUER;

f.
Any other material change in the ISSUER's business or corporate structure, including but not limited to, if the ISSUER is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.	Changes in the ISSUER's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the ISSUER by any person;

h.
Causing a class of securities of the ISSUER to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the ISSUER becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act; or

j.	Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) The information required to be disclosed pursuant to paragraphs (a) and (b) of this Item 4 are incorporated by reference to the cover pages of this Schedule 13D. The Reporting Person beneficially owns an aggregate of 11,462,570 shares of the Common Stock of the ISSUER, constituting approximately 59% of the Common Stock outstanding, based upon the number of shares reported as issued and outstanding on April 5, 2007 in the ISSUER's Form 10-QSB for the quarter ended March 31, 2007.

(c) Not applicable

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as otherwise disclosed in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to any securities of the ISSUER, including but not limited to transfer of voting or any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 21st, 2007

BMXP Holdings Shareholders Business Trust

By: /s/David Koos
David Koos Trustee

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